KAIROS PARTNERS

April 9, 2001

Mr. Daniel T. McKeithan
Director
Immucor Inc.
3130 Gateway Drive
Norcross, GA  3091-5625

Dear Mr. McKeithan:

As you know, the Kairos Partners Fund is a significant shareholder of Immucor stock, owning approximately 8%. We are very positive about the long-term potential for Immucor. However, we have concerns about the current strategic plans of the Company. We have two actions we would like you to undertake:

First, we want you to ADD ONE OF OUR ASSOCIATES, JACK MCGUIRE, TO YOUR BOARD OF DIRECTORS. Mr. McGuire would bring market, customer and product knowledge and over 20 years of experience in the health care industry to your Board. Enclosed is a copy of Mr. McGuire's CV for your reference.

We believe Immucor's shareholders will perceive Mr. McGuire's addition to the Board as a positive indicator of the Board's plans for change in the performance and value of the Company. Mr. McGuire is prepared to assist the management team in developing and implementing short-term strategies that will increase sales and gross margins. Some of you already know Jack and me. We believe our existing relationships will increase the potential for Mr. McGuire aiding Immucor.

Secondly, we want MANAGEMENT TO PROVIDE IMMUCOR SHAREHOLDERS WITH THEIR PLANS TO REDUCE THE CURRENT DEBT LEVELS.

We perceive Immucor's debt level as a major issue. Immucor's Debt Service is not only using all the Company's free cash, thereby restricting and limiting cash needs for funding of the business, but also it is our understanding that Immucor must repay approximately $20 million of this debt in the next 12-18 months.

On a related subject, we are also concerned with management's practice of borrowing funds to buy back stock.

We hope you will support the opportunity of Mr. McGuire's service on your Board.

We look forward to reviewing your debt reduction plans in the near future.

Sincerely,


/s/ John F. White
John F. White
Principal
Kairos Partners, LP

JFW/sh
Enc.
cc:  E. Gallup/D. Lanson/D. Smith/R. Eatz/B. Papesh/J. Rosen/G. DeChirico

       600 Longwater Drive (degree) Suite 204 (degree) Norwell, MA 02061
                Telephone 781-635-1000 (degree) Fax 781-635-1110








                            JOHN F. (JACK) MCGUIRE
                                 P.O. Box 113
                             Still River, MA 01467
                              978-456-7357 (home)
                             508-490-9565 (office)

-------------------------------------------------------------------------------

General Management Executive with 19 years demonstrated success, both domestic and international, in general management, sales and marketing, and strategy developing. Strong record of above average profit and sales growth, market valued new product introductions, organizational development and performance improvement initiatives with hands-on approach to key customers. Consistently relied upon to re-energize organization. Key areas of expertise include:

   o  Strategic Planing                 o  Turn Around Management
   o  Market  Based  Product            o  Market Analysis and Planning
      Introductions and Programs
   o  Organization Energizing and       o  Organizational Mergers
      Alignment
   o  Continuous Process Improvement    o  Investment Community Relationships
                                           and Capital Raising

HEMASURE INC., MARLBOROUGH, MA
-------------------------------------------------------------------------------

PRESIDENT, CEO AND DIRECTOR (1997-PRESENT)

Total company responsibility for this publicly traded Company of - 50 employees in a turn around situation. Challenges include redirection of business while maintaining key personnel, reestablishing employee morale while changing the corporate culture, extricating the Company from prior destructive commitments and legal actions, repositioning the Company with the investment community, and retrenching the Company back to the development stage in order to establish a competitive profitable product offering. Selective accomplishments include:

o  Removed/shut down non-strategic operations in 9 months
o Redirected Company strategy resulting in new product initiative within 13 months
o Reestablished Company culture, retaining all critical personnel throughout the time period

o Reestablished credibility with investment community, and raised in excess of $7MM to continue operations while awaiting new product

ORTHO DIAGNOSTIC SYSTEMS, INC. (SUBSIDIARY OF JOHNSON & JOHNSON), RARITAN, NJ (1988-1997)
-------------------------------------------------------------------------------

VICE PRESIDENT AND GENERAL MANAGER, BLOOD BANK BUSINESS UNITY (1996-1997)

P&L responsibility for $200MM per year medical diagnostics business with 150 employees. Challenges included merging of two former business units and reversing stagnant sales and declining profits. Selected accomplishments include:

o  Drove sales growth 2-3x market growth
o  Achieved unit cost reduction of 27% and 35% for two key product lines
o  Reversed 28-month back order resulting in a sales increase of $5MM
o Restructured R&D approach resulting in a 12-month reduction in the New Product cycle Time
o  Reversed a negative FDA audit

VICE PRESIDENT, NORTH AMERICAN SALES & MARKETING (1994-1995)

Managed the sales, marketing and technical support functions for all product lines for North America and for International distributors - total sales of $225MM. Sales had been flat to declining for 2-3 years. Selected accomplishments include:

o  Grew sales 12% and 28% in 1995 and 1996 without any significant new products
o Restructured sales organization along customer/market lines and reduced headcount by 10%

MANAGING DIRECTOR, ODS UK (1990-1994) AND ODS BELGIUM (1992-1994)

P&L responsibility for a $3MM UK based company and later added a $3MM Belgian based company. Total staff size (combined) of 60.

o  Grew UK sales to $17MM in 4 years and reversed negative net income
o Grew Belgian sales twofold, reduced headcount by 40% and reversed negative net income

o  Reduced operating expenses from > 50% to 30% of sales

MARKETING DIRECTOR, AIDS & HEPATITIS BUSINESS UNIT (1998-1990)

Responsibility for all marketing and sales support programs worldwide with 15 direct reports. Developed marketing strategy, marketing plans, licensing negotiation strategy and introduction plans for HCV diagnostic tests. Selected accomplishments include:

Developed and implemented strategy to successfully position Ortho to enter AIDS and Hepatitis screening market with the introduction of HCV tests and achieve market leadership within 5 years.

E.I. DUPORT DE NEMOURS & CO., WILMINGTON, DE (1977-1988)
-------------------------------------------------------------------------------

NATIONAL SALES MANAGER, AIDS & HEPATITIS BUSINESS (1985-1988)

Managed all sales and technical services in North America from inception of business. Grew sales from 0 to $10MM.

NEW ENGLAND NUCLEAR CORPORATION (SUBSIDiARY OF DUPONT), BOSTON, MA (1977-1985)
-------------------------------------------------------------------------------

VARIOUS ASSIGNMENTS

Various assignments in three different business units including sales management, marketing management, strategic planning management and product management.

XEROX CORPORATION, BOSTON, MA (1974-1976)
-------------------------------------------------------------------------------

SALES

Sales position in copier division.
-------------------------------------------------------------------------------

U.S. MARINE CORPS (1969-1972)
Captain

-------------------------------------------------------------------------------

MBA, MARKETING, Harvard University, Cambridge, MA (1974)
BS, CHEMISTRY, Iona College, New Rochelle, NY (1968)
-------------------------------------------------------------------------------

Board of Trustees, National Blood Foundation
-------------------------------------------------------------------------------

Married, two children. Interests include golf, fly fishing, skiing and carpentry.